Barry J. Miller
Panalaw, Inc.
9 Calle Brise Allegre, Villa Zaita
Las Cumbres, Republic of Panama
U.S. Phone (Rings in Panama): +1 248 232-8039

U.S. Mail Address:
38275 Remington Park
Farmington Hills, MI 48331

bjmiller@panalaw.com.pa

(Admitted in the States of New York,
Massachusetts and Michigan,
but not in Panama)

VIA ELECTRONIC EDGAR FILING

May 6, 2013

Justin Dobbie, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.|
Washington, D.C. 20549

Re:	Kleangas Energy Technologies, Inc.
Amendment No. 4 to
Registration Statement on Form S-1
File No. 333-185280

Dear Mr. Dobbie:

I have electronically filed on behalf of Kleangas Energy Technologies, Inc. (the “Registrant”) Amendment No. 4 to the referenced Registration Statement on Form S-1. This amendment has been tagged to indicate the changes made from the prior filing. Below are responses to your comments set forth in your letter dated May 2, 2013, addressed to William B. Wylie, President of the Registrant, which are numbered in the same manner as your comments. Since we hope that our responses to these comments will be satisfactory, we are also asking for acceleration of the effective date of the Registration Statement.

General

1.     We note your response to our prior comment 2, and we do not agree that OTC Pink is an existing market on which to base the market price. Based on the disclosure that your common stock is quoted on OTC Pink, the common stock must be offered at a fixed price for the duration of the offering. Please revise the offering price disclosure on pages 1 and 5 and the plan of distribution on page 25 to remove any language indicating that shares will be sold at the fixed price until a market develops and then at the prevailing market price.

Response: We have determined from discussions with OTC Markets Inc. that, upon the effectiveness of the Registration Statement, the tier on which the Registrant’s Common Stock is quoted will be moved automatically and immediately from OTC Pink to OTCQB. We understand that an at-the-market offering may be made by Registrants whose stock is quoted on this tier. We have revised our disclosure accordingly.

2.     Please update the financial statements and related disclosures included in your Form S-1 registration statement, as necessary, to comply with Rule 8-08 of Regulation S-X.

Response: We understand that, after May 14, 2013, our financial statements will no longer be current. If possible, we would prefer to have the registration statement made effective prior to that date, in which case, we will file a report on Form 10-Q updating our financial statements and file a post-effective amendment incorporating the Form 10-Q by reference before commencing the offering.

Prospectus Summary, page 3

3.     We note your response to our prior comment 5, and we reissue. We note that you are seeking financing of at least $1.5 million that will enable you to continue to meet your capital needs for 2013 and you characterize this amount as a fundraising goal. Please also disclose the minimum amount of financing that you need in order to advance your business plan beyond its current state. To the extent you will need the entire $1.5 million or approximately that much, please revise your disclosure accordingly. We note, for example, that many of the milestones you discuss in your plan of operation require at least $200,000 in financing. We note your disclosure in this section that you need at least $200,000 in financing in order to begin paying salaries and rent but there is no indication that $200,000 is the minimum amount needed to advance your business plan. Please revise.

Response: We have revised in accordance with the comment by adding material to the sections entitled “Prospectus Summary,” “Plan of Operations” and “Liquidity and Capital Resources.”

In addition to the changes made in response to the Staff's comments, we have also made a number of clarifying or nonsubstantive changes and have brought down certain numbers or amounts to a current date.

***********

In accordance with Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of its registration statement on Form S-1 be accelerated so as to become effective on Friday May 10, 2013, at 10:00 a.m., or as soon thereafter as possible.

The Registrant acknowledges the following:

  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Barry J. Miller